# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanFirst Financial Corp., CIK 0001004702
CUSIP: 675234108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 110 West Front Street, Red Bank, New Jersey (NJ), 07701
Date of event which requires filing of this statement: 08/17/2026
Amends the filing with accession number 0001140361-26-024531
Filed by CIK 0001162870
Persons authorized to receive notices and communications: WPGG 14 Orion Investments,L.P., c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York (NY), 10017, (212) 878-0600

## Reporting persons
- WPGG 14 Orion Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,415,008; sole dispositive power 0; shared dispositive power 6,415,008; aggregate amount beneficially owned 6,415,008 (6.6% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- WPFS II Orion Investments, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,159,631; sole dispositive power 0; shared dispositive power 3,159,631; aggregate amount beneficially owned 3,159,631 (3.3% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 1,688,558; sole dispositive power 0; shared dispositive power 1,688,558; aggregate amount beneficially owned 1,688,558 (1.7% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 877,188; sole dispositive power 0; shared dispositive power 877,188; aggregate amount beneficially owned 877,188 (0.9% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus Global Growth 14-B (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,147,167; sole dispositive power 0; shared dispositive power 2,147,167; aggregate amount beneficially owned 2,147,167 (2.2% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus Global Growth 14-E (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 706,806; sole dispositive power 0; shared dispositive power 706,806; aggregate amount beneficially owned 706,806 (0.7% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus Global Growth 14 Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 272,702; sole dispositive power 0; shared dispositive power 272,702; aggregate amount beneficially owned 272,702 (0.3% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- WP Global Growth 14 Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 722,587; sole dispositive power 0; shared dispositive power 722,587; aggregate amount beneficially owned 722,587 (0.7% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus Financial Sector II (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,643,758; sole dispositive power 0; shared dispositive power 2,643,758; aggregate amount beneficially owned 2,643,758 (2.7% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus Financial Sector II-E (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 250,401; sole dispositive power 0; shared dispositive power 250,401; aggregate amount beneficially owned 250,401 (0.3% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus Financial Sector II Partners (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 265,472; sole dispositive power 0; shared dispositive power 265,472; aggregate amount beneficially owned 265,472 (0.3% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- WPGG 14 Orion Investments GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,415,008; sole dispositive power 0; shared dispositive power 6,415,008; aggregate amount beneficially owned 6,415,008 (6.6% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- WPFS II Orion Investments GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,159,631; sole dispositive power 0; shared dispositive power 3,159,631; aggregate amount beneficially owned 3,159,631 (3.3% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus (Cayman) Global Growth 14 GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,415,008; sole dispositive power 0; shared dispositive power 6,415,008; aggregate amount beneficially owned 6,415,008 (6.6% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus (Cayman) Global Growth 14 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,415,008; sole dispositive power 0; shared dispositive power 6,415,008; aggregate amount beneficially owned 6,415,008 (6.6% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus (Cayman) Financial Sector II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 3,159,631; sole dispositive power 0; shared dispositive power 3,159,631; aggregate amount beneficially owned 3,159,631 (3.3% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus (Cayman) Financial Sector II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,159,631; sole dispositive power 0; shared dispositive power 3,159,631; aggregate amount beneficially owned 3,159,631 (3.3% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus Partners II (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,574,639; sole dispositive power 0; shared dispositive power 9,574,639; aggregate amount beneficially owned 9,574,639 (9.9% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 9,574,639; sole dispositive power 0; shared dispositive power 9,574,639; aggregate amount beneficially owned 9,574,639 (9.9% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.
- Warburg Pincus LLC (CIK 0001162870): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 9,574,639; sole dispositive power 0; shared dispositive power 9,574,639; aggregate amount beneficially owned 9,574,639 (9.9% of the class)
  Comment: The percent of class is calculated based upon 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: OceanFirst Financial Corp.
Address of issuer's principal executive offices: 110 West Front Street, Red Bank, New Jersey (NJ), 07701
Comment:
This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D filed by the Warburg Pincus Reporting Persons on June 8, 2026 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person. The beneficial ownership reported herein has been rounded to the nearest whole share, as applicable, unless otherwise specified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows and as set forth in subsections (b) and (c) hereto:

The information set forth in rows (11) and (13) of each cover page of this Amendment No. 1 is incorporated by reference into this Item 5(a).

The Warburg Pincus Reporting Persons beneficially own an aggregate of 9,574,639 shares of Common Stock, representing 9.9% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 96,645,219 shares of Common Stock outstanding as of August 3, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on August 7, 2026.

As of the date hereof, WPGG14 Investor directly holds 6,415,008 shares of Common Stock and WPFSII Investor directly holds 3,159,631 shares of Common Stock. Additionally, the reported amounts do not include NVCE Stock and Warrants to acquire NVCE Stock held by WPGG 14 Investor and WPFSII Investor, provided that, as described in Item 4 of the Schedule 13D, NVCE Stock is not currently convertible by the Warburg Pincus Reporting Persons and accordingly, the Warburg Pincus Reporting Persons do not have the right to acquire Common Stock otherwise issuable in respect of such NVCE Stock.

WPGG14 Investor is controlled by the WP Global Growth 14 Funds, and WPGG14 Orion GP is the general partner of WPGG14 Investor; WPFSII Investor is controlled by the WP Financial Sector II Funds, and WPFSII Orion GP is the general partner of WPFSII Investor; WPGG Cayman 14 GP is the general partner of each of the WP Global Growth 14 Funds; WPGG Cayman 14 GP LLC is the general partner of WPGG Cayman 14 GP; WPFS Cayman II GP is the general partner of each of the WP Financial Sector II Funds; WPFS Cayman II GP LLC is the general partner of WPFS Cayman II GP; WPP II Cayman is the managing member of WPGG Cayman 14 GP LLC and WPFS Cayman II GP LLC; WP Bermuda GP is the general partner of WPP II Cayman; and WP LLC is the manager of the WP Global Growth 14 Funds and WP Financial Sector II Funds. Investment and voting decisions with respect to the shares of Common Stock held by the Warburg Pincus Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares of Common Stock held by the Warburg Pincus Reporting Persons.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person (except for WPGG14 Investor, the WP Global Growth 14 Funds, WPFSII Investor, and WP Financial Sector II Funds to the extent set forth herein) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) or Section 13(g) of the Exchange Act or for any other purpose and each of the Warburg Pincus Reporting Persons expressly disclaims beneficial ownership of such Common Stock.

Except as set forth in this Statement, to the best knowledge of the Warburg Pincus Reporting Persons, none of the individuals listed on Schedule A attached hereto beneficially owns any Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of each cover page of this Amendment No. 1 and the information set forth in Item 5(a) hereof is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, none of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has effected any transaction in Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following at the end thereof:

WPGG14 Investor has entered into a Margin Loan Agreement dated as of August 17, 2026 (as amended from time to time, the "Loan Agreement" and together with any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, including pursuant to one or more pledge and security agreements, the "Margin Loan Documentation"), with the lenders party thereto (each, a "Lender" and collectively, the "Lenders") and HSBC Bank USA, National Association, as administrative agent and collateral agent (the "Administrative Agent"). As of August 18, 2026, WPGG14 Investor has borrowed an aggregate of $61.5 million (not including any interest paid in kind) under the Loan Agreement. Pursuant to the Loan Agreement, WPGG14 Investor's obligations are secured by a pledge of 6,415,008 shares of Common Stock and 1,214 NVCE Stock owned by WPGG14 Investor (the "Pledged Shares") and such other securities and other collateral as may be pledged from time to time. The loans under the Loan Agreement mature on or about July 31, 2028. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require WPGG14 Investor to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Shares and other collateral, in each case, in accordance with the Margin Loan Documentation.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are incorporated by reference as exhibits to this Statement:

Exhibit
Number Description of Exhibit
99.1 Joint Filing Agreement, dated as of June 8, 2026 (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed by the Reporting Persons on June 8, 2026).
99.2 Schedule A (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed by the Reporting Persons on June 8, 2026).

## Signatures
- WPGG 14 Orion Investments, L.P.: /s/ David Sreter, David Sreter/Vice President and Secretary (08/19/2026)
- WPFS II Orion Investments, L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus (Europa) Global Growth 14 (Cayman), L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus Global Growth 14-B (Cayman), L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus Global Growth 14-E (Cayman), L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus Global Growth 14 Partners (Cayman), L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- WP Global Growth 14 Partners (Cayman), L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus Financial Sector II (Cayman), L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus Financial Sector II-E (Cayman), L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus Financial Sector II Partners (Cayman), L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- WPGG 14 Orion Investments GP, LLC: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- WPFS II Orion Investments GP, LLC: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus (Cayman) Global Growth 14 GP, L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus (Cayman) Global Growth 14 GP LLC: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus (Cayman) Financial Sector II GP, L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus (Cayman) Financial Sector II GP LLC: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus Partners II (Cayman), L.P.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus (Bermuda) Private Equity GP Ltd.: /s/ David Sreter, David Sreter/Authorised Signatory (08/19/2026)
- Warburg Pincus LLC: /s/ David Sreter, David Sreter/Managing Director (08/19/2026)
Comment: WPGG 14 ORION INVESTMENTS, L.P. By: WPGG 14 Orion Investments GP, LLC, its general partner; WPFS II ORION INVESTMENTS, L.P. By: WPFS II Orion Investments GP, LLC, its general partner; WPGG 14 ORION INVESTMENTS GP, LLC By: Warburg Pincus Global Growth 14-B (Cayman), L.P., its managing member By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WPFS II ORION INVESTMENTS GP, LLC By: Warburg Pincus Financial Sector II (Cayman), L.P., its managing member By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (CALLISTO) GLOBAL GROWTH 14 (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (EUROPA) GLOBAL GROWTH 14 (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS GLOBAL GROWTH 14-B (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS GLOBAL GROWTH 14-E (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS GLOBAL GROWTH 14 PARTNERS (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WP GLOBAL GROWTH 14 PARTNERS (CAYMAN), L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS FINANCIAL SECTOR II (CAYMAN), L.P. By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS FINANCIAL SECTOR II-E (CAYMAN), L.P. By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS FINANCIAL SECTOR II PARTNERS (CAYMAN), L.P. By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (CAYMAN) GLOBAL GROWTH 14 GP, L.P. By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (CAYMAN) GLOBAL GROWTH 14 GP LLC By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP, L.P. By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR II GP LLC By: Warburg Pincus Partners II (Cayman), L.P., its managing member By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner; WARBURG PINCUS PARTNERS II (CAYMAN), L.P. By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner